Exhibit 99.1

Genius Sports Reports Strong Fourth Quarter and Full Year 2020 Results

•	FY20 Group revenue increased 31% year-over-year to $150m

•	FY20 Group adj. EBITDA increased to $18m from ($6m)

LONDON & NEW YORK, April 28, 2021 – Genius Sports Limited (NYSE:GENI) (“Genius” or “GSL” or the “Group”), the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal 2020 fourth quarter and full year ended December 31, 2020.

“2020 was a landmark year for Genius, with outstanding performance amidst the challenges presented by the global pandemic,” said Mark Locke, GSL Co-Founder and CEO. “We have entered 2021 with great momentum, bolstered by our recently-completed merger with dMY II and NYSE listing, as well as our exclusive partnership with the NFL. I am more confident than ever about the opportunities ahead as we continue to leverage our unique technology and scale to grow alongside the rapidly expanding global sports, betting and media ecosystem.”

$ in thousands	4Q20	4Q19%		FY20	FY19%
Group Revenue	47,017	36,847	27.6%	149,739	114,620	30.6%
Betting Technology, Content & Services	35,265	28,580	23.4%	110,618	88,370	25.2%
Sports Technology & Services	4,258	4,333	(1.7%)	16,066	14,367	11.8%
Media Technology, Content & Services	7,494	3,934	90.5%	23,055	11,883	94.0%
Group Adj. EBITDA	4,034	(1,214)	nm	17,510	(6,208)	nm
Group Adj. EBITDA Margin	8.6%	nm	nm	11.7%	nm	nm

nm = not meaningful

4Q 2020 Financial Highlights

•	Group Revenue: Group revenue increased 27.6% year-over-year to $47.0 million. On a constant currency basis, revenue increased $9.3 million, or 24.8% year-over-year.
•

Betting Technology, Content & Services: Revenue increased 23.4% year-over-year to $35.3 million, driven by growth in customer utilization of Genius’ event content and new customer acquisitions. Growth was also supported by price increases powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings.

•	Sports Technology & Services: Revenue declined by (1.7%) year-over-year to $4.3 million.

•

Media Technology, Content & Services: Revenue increased 90.5% year-over-year to $7.5 million, driven by the acquisition of new customers in the Americas and Europe, primarily for programmatic advertising services.

•	Group Adj. EBITDA: Group adjusted (non-GAAP) EBITDA increased to $4.0 million from ($1.2) million.

•	Group adjusted EBITDA margin was 8.6% in the quarter.

Full Year 2020 Financial Highlights

•

Group Revenue: Group revenue increased 30.6% year-over-year to $149.7 million, with strong growth across all product lines. On a constant currency basis, revenue increased $34.5 million, or 30% year-over-year.

•

Betting Technology, Content & Services: Revenue increased 25.2% year-over-year to $110.6 million, primarily driven by growth in business with existing customers resulting from Genius’ official data rights strategy, expansion of value-add services, and new service offerings. Growth was also supported by new customer acquisitions and increased utilization of Genius’ available event content.

•

Sports Technology & Services: Revenue increased 11.8% year-over-year to $16.1 million, driven by expanded services provided to existing sports league and federation customers across all tiers of sport.

•

Media Technology, Content & Services: Revenue increased 94.0% year-over-year to $23.1 million, driven by the acquisition of new customers in the Americas and Europe primarily for programmatic advertising services.

•

Group Adj. EBITDA: Group adjusted (non-GAAP) EBITDA increased to $17.5 million from ($6.2) million, driven by strict cost controls and reduced sales and marketing expenses in the wake of the COVID-19 pandemic, offsetting increased data rights costs.

•	Group adjusted EBITDA margin was 11.7% for the year.

Business Highlights

•

After the reporting period, announced a six-year strategic partnership with the National Football League (NFL), through which GSL will be the NFL’s exclusive distributor of real-time official play-by-play statistics, proprietary Next Gen Stats (NGS) data, and the NFL’s official sports betting data feed to media companies and sports betting operators globally.

•

Acquired Sportzcast Inc., a leading U.S. manufacturer of sports scoreboard data distribution systems, deepening GSL’s reach with sports leagues and federations to drive growth across data, streaming and media.

•

Genius is now permitted to supply in thirteen U.S. states after launching operations in Michigan and Virginia in January 2021. Genius also has permission to supply in three tribal jurisdictions in the United States.

•

Extended official data partnership with the National Basketball Association (NBA), granting GSL non-exclusive rights to distribute NBA and WNBA betting data to licensed sports betting operators in the U.S.

•	Entered into a two-year marketing partnership with FanDuel to deliver data-driven, targeted advertisements in U.S. states where the company operates.

•	Announced exclusive sports betting data and betting streaming partnership with Major League Rugby to help grow the league’s presence in sportsbooks around the globe.

Financial Outlook

GSL anticipates revising its full-year 2021 projections in its first quarter earnings, to be reported in the weeks ahead.

Financial Statements & Reconciliation Tables

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

Maven Topco Limited

Condensed Consolidated Statements of Operation

(In thousands)

	Year Ended December 31,		Three Months Ended December 31,
	2020	2019	2020	2019
			(Unaudited)	(Unaudited)
Revenue	$149,739	$114,620	$47,017	$36,847
Cost of revenue	114,066	89,311	37,024	28,988

Gross profit	35,673	25,309	9,993	7,859

Operating expenses:
Sales and marketing	13,176	17,711	3,152	7,055
Research and development	11,240	13,290	3,006	1,724
General and administrative	31,623	29,492	10,281	8,968
Transaction expenses	672	1,005	619	499

Total operating expense	56,711	61,498	17,058	18,246

Income (loss) from operations	(21,038)	(36,189)	(7,065)	(10,387)

Interest income (expense), net	(7,874)	(6,840)	(2,075)	(1,728)
Loss on disposal of assets	(8)	(7)	(8)	(10)
Gain on fair value remeasurement of contingent consideration	271	—	271	—
Gain (loss) on foreign currency	114	(2,537)	356	(1,555)

Total other income (expenses)	(7,497)	(9,384)	(1,456)	(3,293)

Loss before income taxes	(28,535)	(45,573)	(8,521)	(13,680)

Income tax benefit	(1,813)	5,366	(4,984)	3,898

Net loss	$(30,348)	$(40,207)	$(13,505)	$(9,782)

Maven Topco Limited

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$11,781	$8,228
Accounts receivable, net	24,776	18,376
Contract assets	10,088	5,654
Prepaid expenses	4,107	3,207
Other current assets	10,584	3,276

Total current assets	61,336	38,741

Property and equipment, net	5,002	4,882
Intangible assets, net	114,542	126,440
Goodwill	200,624	192,980
Deferred tax asset	5	173
Other assets	9,496	12,080

Total assets	$391,005	$375,296

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$10,106	$13,292
Accrued expenses	35,220	21,861
Deferred revenue	26,036	16,015
Current debt	10,272	25
Other current liabilities	3,714	3,461

Total current liabilities	85,348	54,654

Long-term debt – less current portion	82,723	73,166
Deferred tax liability	8,097	6,223
Other liabilities	3,589	3,810

Total liabilities	179,757	137,853

Temporary equity:
Preference shares, $0.0001 par value, 218,561,319 shares authorized, 218,561,319 and 218,561,319 issued and outstanding at December 31, 2020 and 2019, respectively	350,675	318,805

Total temporary equity	350,675	318,805

Shareholders’ deficit
Common shares, $0.01 par value (A1 Ordinary Shares – 1,568,702 shares authorized, 1,568,702 and 1,568,702 issued and outstanding; A2 Ordinary Shares – 158,778 authorized, 158,778 and 158,778 issued and outstanding; A3 Ordinary Shares – 145,943 authorized, 145,943 and 145,943 issued and outstanding at December 31, 2020 and 2019, respectively)	24	24
Additional paid-in capital	2,393	2,393
Accumulated deficit	(153,237)	(91,019)
Accumulated other comprehensive income	11,393	7,240

Total shareholders’ deficit	(139,427)	(81,362)

Total liabilities, temporary equity and shareholders’ deficit	$391,005	$375,296

Note: Maven Topco Limited is a non-cellular company limited by shares incorporated in Guernsey on July 18, 2018 (“Maven Topco”) in connection with the investment by Apax Funds in Genius Sports Group Limited (the “Apax Investment”). Maven Topco and its wholly-owned subsidiaries are collectively referred to as the “Group”. Genius Sports Group Limited, is a private company incorporated on July 28, 2015, and headquartered in London, England (“Genius Sports”). In connection with the Apax Investment, on September 7, 2018, Genius Sports and its wholly-owned subsidiaries became wholly-owned subsidiaries of the Company.

Maven Topco Limited

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(30,348)	$(40,207)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	35,043	27,974
Loss on disposal of assets	8	7
Gain on fair value remeasurement of contingent consideration	(271)	—
Non-cash interest expense (income), net	6,835	6,440
Amortization of contract costs	538	231
Deferred income taxes	1,304	(5,480)
Loss on foreign currency remeasurement	464	2,023
Changes in assets and liabilities, net of effect of Business Combinations
Accounts receivable, net	(5,046)	(7,408)
Contract assets	(4,030)	(1,872)
Prepaid expenses	(749)	(537)
Other current assets	(6,682)	(1,728)
Other assets	2,321	(4,413)
Accounts payable	(3,384)	7,136
Accrued expenses	11,930	10,164
Deferred revenue	9,021	8,598
Other current liabilities	520	1,189
Other liabilities	(401)	375

Net cash provided by operating activities	17,073	2,492

Cash flows from investing activities:
Purchases of property and equipment	(1,464)	(3,217)
Capitalization of internally developed software costs	(15,920)	(20,756)
Purchases of intangible assets	(1,389)	(279)
Acquisition of business, net of cash acquired	(3,934)	(470)
Proceeds from disposal of assets	51	99

Net cash used in investing activities	(22,656)	(24,623)

Cash flows from financing activities:
Proceeds from issuance of common shares	—	79
Proceeds from issuance of preference shares	—	6,079
Proceeds from deposits on incentive securities	93	66
Proceeds from borrowings	10,024	1,394
Repayment of loans and mortgage	(21)	(21)
Payment of contingent consideration	—	(666)

Net cash provided by financing activities	10,096	6,931

Effect of exchange rate changes on cash and cash equivalents	(960)	(408)

Net increase (decrease) in cash and cash equivalents	3,553	(15,608)
Cash and cash equivalents, beginning of period	8,228	23,836

Cash and cash equivalents, end of period	$11,781	$8,228

Supplemental disclosure of cash activities:
Cash paid (received) during the period for interest	$1,039	$400
Cash paid (received) during the period for income taxes	891	876
Supplemental disclosure of noncash investing and financing activities:
Preference share accretion	$31,870	$28,322
Deferred offering costs included in other current assets and accrued expenses	$2,093	$—
Contingent consideration for acquisition of business included in other liabilities	$—	$2,385

Note: Maven Topco Limited is a non-cellular company limited by shares incorporated in Guernsey on July 18, 2018 (“Maven Topco”) in connection with the investment by Apax Funds in Genius Sports Group Limited (the “Apax Investment”). Maven Topco and its wholly-owned subsidiaries are collectively referred to as the “Group”. Genius Sports Group Limited, is a private company incorporated on July 28, 2015, and headquartered in London, England (“Genius Sports”). In connection with the Apax Investment, on September 7, 2018, Genius Sports and its wholly-owned subsidiaries became wholly-owned subsidiaries of the Company.

The following table presents a reconciliation of Group adjusted EBITDA to its net loss for the periods indicated.

Maven Topco Limited

Reconciliation of GAAP Net loss to Adjusted EBITDA

(In thousands)

Unaudited

	Year Ended December 31,		Three Months Ended December 31,
	2020	2019	2020	2019
Consolidated net loss	$(30,348)	$(40,207)	$(13,505)	$(9,782)
Adjusted for:
Net, interest expense	7,874	6,840	2,075	1,728
Income tax expense (benefit)	1,813	(5,366)	4,984	(3,898)
Amortization of acquired intangibles (1)	21,571	21,412	5,626	5,443
Other depreciation and amortization (2)	14,010	6,793	4,105	2,593
Transaction expenses	672	1,005	618	499
Litigation and related costs (3)	2,295	516	750	383
Other (4)	(377)	2,799	(619)	1,820

Adjusted EBITDA	$17,510	$(6,208)	$4,034	$(1,214)

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.

(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation, BetConstruct litigation, and litigation settlement with Couchmans LLP and Couchmans Data Services limited.

(4)	Includes gain/losses on disposal of assets, gain/losses on foreign currency, gain on fair value remeasurement of contingent consideration and other restructuring costs.

About Genius Sports

Genius Sports is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 400 sports organizations globally, including many of the world’s largest leagues and federations such as the NFL, NBA, EPL, FIBA, NCAA, NASCAR, AFA and PGA.

Genius Sports is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures not presented in accordance with U.S. GAAP.

Adjusted EBITDA

We present Group adjusted EBITDA, a non-GAAP performance measure, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations.

Group adjusted EBITDA is used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA is useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure.

Constant Currency

Certain income statement items in this press release are discussed on a constant currency basis. Our results between periods may not be comparable due to foreign currency translation effects. We present certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. We calculate income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of our income statement for the more recent comparative period and apply it to the actual GBP amount used in the preparation of our income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of our consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD, as such effects have not been material to date.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business, risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on [April 26, 2021].

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contacts

Media

Chris Dougan, Chief Communications Officer

+1 (202)-766-4430

chris.dougan@geniussports.com

Tristan Peniston-Bird, The One Nine Three Group

+44 7772 031 886

tristan.peniston-bird@the193.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com

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